                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                             --------------------

                                SCHEDULE 13E-3
                       RULE 13E-3 TRANSACTION STATEMENT
      (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
                              (Amendment No. 1)

                       FORUM RETIREMENT PARTNERS, L.P.
                               (Name of Issuer)

                              FORUM GROUP, INC.
                      (Name of Person Filing Statement)

Preferred Depositary Units Representing
 Preferred Limited Partners' Interests                  349 851 105
    (Title of Class of Securities)         (CUSIP Number of Class of Securities)

                             --------------------

                               Dennis L. Lehman
              Senior Vice President and Chief Financial Officer
                              Forum Group, Inc.
                           11320 Random Hills Road
                           Fairfax, Virginia  22030
                                (703) 277-7000

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and
          Communications on Behalf of the Persons Filing Statement)

                                   Copies to:

                            Robert A. Profusek, Esq.
                           Jones, Day, Reavis & Pogue
                              599 Lexington Avenue
                           New York, New York  10022
                                 (212) 326-3800

                                October 2, 1995
     (Date Tender Offer First Published, Sent or Given to Security Holders)

           This statement is filed in connection with a tender offer.



                           Calculation of Filing Fee
================================================================================
     Transaction valuation                       Amount of Filing Fee
--------------------------------------------------------------------------------
        $16,576,603.31*                                $3,315.32
================================================================================

* For purposes of calculating fee only. This amount assumes the purchase of 5,857,457 preferred depositary units representing preferred limited partners' interests in Forum Retirement Partners, L.P., at $2.83 net in cash per unit. The amount of the filing fee calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934 equals 1/50 of 1% of the value of the units to be purchased.

[x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2).

   Amount Previously Paid:      $3,315.32                      Filing Parties: Forum Group, Inc.
   Form or Registration No.:    Schedule 14D-1 and Amendment                   Forum A/H, Inc.
                                No. 1 to Schedule 14D-1        Dates Filed:    October 2 and 16, 1995

         This Amendment No. 1 (this "Amendment") supplements and amends the Rule 13E-3 Transaction Statement (the "Schedule 13E-3") relating to a tender offer by Forum Group, Inc., an Indiana corporation (the "Purchaser"), to purchase any and all of the outstanding preferred depositary units (the "Units") representing preferred limited partners' interests in Forum Retirement Partners, L.P. (the "Partnership"), at $2.83 per Unit, net to the seller in cash, on the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase dated October 2, 1995 (the "Offer to Purchase"), Supplement dated October 16, 1995 (the "Supplement") to the Offer to Purchase and the related Letter of Transmittal. A copy of the Supplement is filed by the Purchaser as Exhibit (a)(9) to Amendment No. 1 to Schedule 14D-1 Tender Offer Statement which was filed by the Purchaser with the Securities and Exchange Commission (the "Commission") contemporaneously with this Amendment.

         The cross reference sheet below is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Schedule 14D-1 Tender Offer Statement originally filed by the Purchaser with the Commission on October 2, 1995 (as amended, the "Schedule 14D-1"), of the information required to be included in response to the items of Schedule 13E-3. The information in the Schedule 14D-1, including all exhibits thereto, is hereby expressly incorporated herein by reference and the responses to each item in this Amendment are qualified in their entirety by the information contained in the
Schedule 14D-1.


                             CROSS REFERENCE SHEET

                                                        Where located in
           Item in Schedule 13E-3                       Schedule 14D-1
           ----------------------                       ------------------
           Item 3                                       Item 3
           Item 4(a)                                    *
           Item 6(a)                                    Item 4(a)
           Item 8(a)-(b)                                *
           Item 8(d)-(e)                                *
           Item 9                                       *
           Item 12                                      *
           Item 17(b)                                   *
           Item 17(d)                                   *

           ---------------
           * The information requested by this Item is not required to be included in the Schedule 14D-1.





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
ITEM 3.   PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

          Item 3 of the Schedule 13E-3 is hereby supplemented and amended by adding the following:

          The answer to Item 3 of the Schedule 14D-1 is incorporated herein by reference.

ITEM 4.   TERMS OF THE TRANSACTION.

          Item 4 of the Schedule 13E-3 is hereby supplemented and amended by adding the following:

          (a) The information set forth in "Increase in the Offer Price" and "Extension of the Offer" in the Supplement is incorporated herein by reference.

ITEM 6.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Item 6 of the Schedule 13E-3 is hereby supplemented and amended by adding the following:

          (a) The answer to Item 4(a) of the Schedule 14D-1 is incorporated herein by reference.

ITEM 8.   FAIRNESS OF THE TRANSACTION.

          Item 8 of the Schedule 13E-3 is hereby supplemented and amended by adding the following:

          (a)-(b) and (d)-(e) The information set forth in "Additional Special Factors" in the Supplement is incorporated herein by reference. In addition, pursuant to General Instruction D to Schedule 13E-3, the information set forth in Item 4 in the Partnership's Schedule 14D-9 Solicitation/Recommendation Statement (the "Schedule 14D-9"), a copy of which is filed as Exhibit (d)(11) hereto, is incorporated herein by reference.

ITEM 9.   REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

          Item 9 of the Schedule 13E-3 is hereby supplemented and amended by adding the following:

          (a)-(c) The information set forth in "Additional Special Factors" in the Supplement is incorporated herein by reference. In addition, pursuant to General Instruction D to Schedule 13E-3, the information set forth in Item 4 in the Schedule 14D-9 is incorporated herein by reference.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

          Item 12 of the Schedule 13E-3 is hereby supplemented and amended by adding the following:

          (a)-(b) The information set forth in "Certain Other Matters Relevant to the Offer" in the Supplement is incorporated herein by reference.

ITEM 17.  MATERIAL TO BE FILED AS EXHIBITS.

          Item 17 of the Schedule 13E-3 is hereby supplemented and amended by adding the following exhibits:

          99.(b) (1)  Opinion of Robert A. Innamorati & Co. delivered to the
                      Special Committee (included as Annex A to the Schedule 14D-9)

          99.(b) (2)  Presentation to the Special Committee delivered by
                      Robert A. Innamorati & Co. on October 13, 1995





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
          99.(d) (9)  Supplement dated October 16, 1995 to the Offer to Purchase dated October 2, 1995

          99.(d)(10)  Text of Press Release issued by the Purchaser on
                      October 16, 1995

          99.(d)(11)  Schedule 14D-9 Solicitation/Recommendation Statement dated
                      October 16, 1995





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
                                   SIGNATURE


         After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 16, 1995

                                        FORUM GROUP, INC.


                                        By           Troy B. Lewis
                                          -----------------------------------
                                           Troy B. Lewis,
                                           Attorney-in-Fact*

                                           *Pursuant to a Power of Attorney
                                            previously filed with the
                                            Securities and Exchange Commission





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
                               INDEX TO EXHIBITS



  EXHIBITS
 ---------
  99.(b) (1)    Opinion of Robert A. Innamorati & Co. delivered to the FRI
                Board (included as Annex A to the Schedule 14D-9)

  99.(b) (2)    Presentation to the Special Committee delivered by Robert A.
                Innamorati & Co. on October 13, 1995

  99.(d) (9)    Supplement dated October 16, 1995 to the Offer to Purchase dated October 2, 1995

  99.(d)(10)    Text of Press Release issued by the Purchaser on
                October 16, 1995

  99.(d)(11)    Schedule 14D-9 Solicitation/Recommendation Statement dated
                October 16, 1995





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